Access US Oil & Gas, Inc.
673 Woodland Square Loop SE, Suit 320
Lacey, Washington 98503
(206) 792-7575

November 7, 2014

Securities and Exchange Commission
Division of Corporation Finance
Attn: Amanda Ravitz, Assistant Director
Washington, D.C. 20549

RE:	Access US Oil & Gas, Inc.
Registration Statement on Form S-1
File No. 333-198155

Dear Mr. Riedler:

Access US Oil & Gas, Inc. (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-198155).  The Company requests the qualification to be effective as of 5:00 p.m. Eastern time on Wednesday, November 12, 2014.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.

Sincerely,

ACCESS US OIL & GAS, INC.

/s/ Michael Mattox

Michael Mattox
President